EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results of Annual General Meeting

ST HELIER, Jersey, May 07, 2024 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("the Company") (NYSE American, AIM and VFEX: CMCL) announces the results of its annual general meeting of shareholders (the “AGM”) held at St Helier, Jersey today.

The total number of shareholders present in person or by proxy at the AGM was 96, representing 62.28% of the Company’s outstanding voting shares.

The table below shows the proxy votes received on resolutions 1(a) to 1(h), which were duly passed by a show of hands, to reappoint the eight nominees proposed for re-election as directors:

Nominee	Vote type	Voted	%
Mark Learmonth	For	9,330,854	98.51%
	Against	141,224	1.49%
	Abstain	2,482,399	-
John Kelly	For	9,290,256	85.50%
	Against	1,575,012	14.50%
	Abstain	1,089,209	-
Johan Holtzhausen	For	10,754,750	90.11%
	Against	1,179,923	9.89%
	Abstain	19,804	-
Nick Clarke	For	11,824,420	99.08%
	Against	109,952	0.92%
	Abstain	20,105	-
Geralda Wildschutt	For	11,813,872	99.00%
	Against	119,291	1.00%
	Abstain	21,314	-
Gordon Wylie	For	11,882,046	99.57%
	Against	51,831	0.43%
	Abstain	20,600	-
Victor Gapare	For	11,815,125	99.00%
	Against	118,953	1.00%
	Abstain	20,399	-
Tariro Gadzikwa	For	11,906,355	99.78%
	Against	26,548	0.22%
	Abstain	21,574	-

Further resolutions 2 and 3 were also passed at the AGM so that:

  BDO South Africa Inc was reappointed as the auditor of the Company for the ensuing year and the directors were authorised to approve their remuneration; and
  Mr. Holtzhausen, Mr. Wylie, Ms. Wildschutt and Ms. Gadzikwa were reappointed as members of the Audit Committee.

The full text of each resolution, together with explanatory notes, are set out in the notice of AGM and management information circular dated March 27, 2024 which are available on the Company's website at www.caledoniamining.com.

For further information please contact:

Caledonia Mining Corporation Plc
Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793

Cavendish Capital Markets Limited (Nomad and Joint Broker)
Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775

Liberum Capital Limited (Joint Broker)
Scott Mathieson Matt Hogg	Tel: +44 20 3100 2000

Camarco, Financial PR (UK)
Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980

3PPB (Financial PR, North America)
Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131

IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe)
Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39